United States securities and exchange commission logo





                               October 23, 2023

       Hope Stawski
       President and Chief Executive Officer
       Amphitrite Digital Incorporated
       6501 Red Hook Plaza, Suite 201-465
       St. Thomas, Virgin Islands, U.S., 00802

                                                        Re: Amphitrite Digital
Incorporated
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted October
2, 2023
                                                            CIK No. 0001933762

       Dear Hope Stawski:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment 2 to Draft Registration Statement on Form S-1 filed October 2, 2023

       Cover Page for Resale Prospectus, page 1

   1. We note your disclosure that selling stockholders may offer and sell the shares of common stock being offered by
this prospectus from time to time in public or private transactions, or both. You also
disclose that these sales will occur at market prices prevailing at the time of sale, at prices
related to prevailing market prices, or at negotiated prices, and that prior to the offering,
there has been no public market for shares of your common stock and that there cannot be
assurances that Nasdaq will approve your listing application.
                                                        Accordingly, please
revise your prospectus cover page, and elsewhere as appropriate, to disclose an initial
fixed price or bona fide price range at which the shares of your common stock will be sold
until such shares are listed on a national securities exchange, at which time they may be sold
at prevailing market prices or in privately negotiated transactions.
                                                        Refer to Item 501(b)(3)
of Regulation S-K.
 Hope Stawski
Amphitrite Digital Incorporated
October 23, 2023
Page 2
Unaudited Pro Forma Consolidated Financial Information
Note 2 - Calculation of Estimated Acquisition Consideration and Preliminary Purchase Price
Allocation , page 60

2. Please expand your preliminary purchase price allocation table on page 61 as necessary to list the amounts ascribed to each purchase price component, and to show how the total purchase price reconciles to the net assets acquired. It appears that you may need to correct your computation of net assets acquired.

         Please also disclose your basis for the valuation of stock underlying the non-cash component of the purchase price and describe any circumstances under which either the valuation or the number of shares to be issued to complete the acquisition may change.
         As you would generally be using the fair value of the stock on the transaction date under generally accepted accounting principles, you will need to explain the reasons for any valuation that is not consistent with your offering price.

         Please address all of the requirements in Rule 11-02(a)(11)(ii) of Regulation S-X.
Note 3 - Transaction Accounting Adjustments to Unaudited Pro Forma Consolidated Financial
Information, page 61

3. Please revise as necessary to present a separate pro forma adjustment for the cash proceeds you expect to receive from the offering, along with details of the total number of shares to be issued and the estimated offering price. The various items referenced in your discussion of pro forma adjustment A-2 should be disaggregated and addressed separately in connection with this change.
4. In response to prior comment 10 you state that you revised the pro forma financial statements to comply with Rule 11-02(a)(6) of Regulation S-X and
Section II.D.1.c of
         SEC Release 33-10786. Tell us why you believe that removing the stock based compensation expense referenced in your pro forma adjustment K would be consistent with this guidance.
Note 5 - Management's Adjustments, page 64

5. We note you are opting to present management adjustments depicting synergies of the acquisitions of PA and PGC. However, the presentation of such information should be limited to reconciliations of pro forma net income from continuing operations attributable to the controlling interest and the related pro forma earnings per share data pursuant to
         Rule 11-02(a)(7)(ii)(A) of Regulation S-X.
FirstName LastNameHope Stawski
       As such, it appears that you should add these reconciliations and remove
Management   s
Comapany   NameAmphitrite
       Adjusted              Digital Incorporated
                 Pro Forma Consolidated   Statement of Operations on pages 65
and 66 to conform
Octoberwith
        23, this
            2023requirement.
                   Page 2
FirstName LastName
 Hope Stawski
FirstName
Amphitrite LastNameHope    Stawski
           Digital Incorporated
Comapany
October 23,NameAmphitrite
            2023            Digital Incorporated
October
Page 3 23, 2023 Page 3
FirstName LastName
6. Please expand your disclosures to describe the basis for each management adjustment, including any material assumptions and uncertainties, methods of calculation, estimated time for achieving synergies, how you considered the possibility of dis-synergies, and any material limitations to comply with Rule 11-02(a)(7)(ii)(D) of Regulation S-X.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments, page 68

7. We note that on September 15, 2023, you entered into a Third Amendment to the
         Membership Interest Purchase Agreement which extended the closing date to on or before
         October 31, 2023. However, the acquisition of the Paradise Group of Companies is dependent on the consummation and proceeds from this offering. Please revise to disclose the status of any negotiations to extend the closing date of this agreement. In light of the pending review of your registration statement / draft submission, it appears that you will not be in a position to complete this offering by the closing date deadline of October 31,
         2023.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Amphitrite Digitals Operating Results, page 69

8. Please modify your references to pro forma information within Management's Discussion and Analysis, and elsewhere throughout the filing as necessary to describe the assumptions involved and to identify any pro forma effects that are based on transactions that have yet to occur.

         For example, such clarification should be provided for disclosures on pages 69 and
         71 indicating the number of guests you serve on a pro forma basis was over 80,000, and on page 91 indicating that a pro forma year over year revenue increase of 21.6%
         results from placing Paradise Adventures on your digitally enabled guest acquisition program.
Security Ownership of Certain Beneficial Owners and Management, page 150

9. Please revise the tabular entries for Hope and Scott Stawski so that each is shown as beneficially owning the total number of shares that both own in the aggregate, and revise the percentages to reflect this new total. The footnotes should explain why these amounts are reflected in the table. See Instruction 5 to Item 403 of Regulation S-K.
 Hope Stawski
FirstName
Amphitrite LastNameHope    Stawski
           Digital Incorporated
Comapany
October 23,NameAmphitrite
            2023            Digital Incorporated
October
Page 4 23, 2023 Page 4
FirstName LastName
        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Brenda Hamilton